Mail Stop 3561

March 3, 2010

Kenneth Bosket
Chief Executive Officer
Crown Equity Holdings Inc.
5440 West Sahara Suite 205
Las Vegas, Nevada 89146

> **Re: Crown Equity Holdings, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed December 23, 2009**
> **File No. 000-29935**

Dear Mr. Bosket:

    We have completed our review of your Preliminary Information Statement on Schedule 14C and have no further comments at this time.

                                        Sincerely,

                                        H. Christopher Owings
                                        Assistant Director

cc: Claudia McDowell, Esq.
            Via facsimile to (818) 475-1819